82-4044

03 DEC -8 AM 7:21

FOSCHINI

LIMITED

Stanley Lewis Centre
340 Voortrekker Road
Parow East 7500
P O Box 6020 Parow East 7501
Telephone (021) 938 1911
Fax (021) 938 7473

03045006

SUPPL

RN
20 November, 2003

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
WASHINGTON, D.C. 20549
USA

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Dear Sirs

FOSCHINI LTD - EXEMPTION PURSUANT TO RULE 12g3 - 2(b)

We attached the following for submission in terms of the above:

1. Foschini Ltd unaudited Interim Profit Announcement for the 26 weeks ended 27 September 2003 recently released on SENS, published in the press, and mailed to shareholders.

Yours faithfully
FOSCHINI LIMITED

dlw 12/8

R NARUNSKY
for: The Company Secretary.

Furnished pursuant to
Rule 12g3 – 2(b)/FOSCHINI
LIMITED 333-6390



FOSCHINI

FOSCHINI LIMITED UNAUDITED INTERIM PROFIT ANNOUNCEMENT

Registration number 1937/009504/06 Share codes: FOS
ISIN codes: ZAE000031019 – ZAE000031027
The following are the Foschini group results for the half-year ended September 2003. This report has not been audited or reviewed by the company's auditors.

HIGHLIGHTS

- Turnover up by 9,9%
- Net operating income up by 34,8%
- Headline earnings per share up by 37,4%
- Interim dividend per share increased by 33,3%
- Sustained strong balance sheet

CONSOLIDATED INCOME STATEMENT

	26 weeks ended 27.09.2003 Unaudited Rm	26 weeks ended 28.09.2002 Unaudited Rm	Change %	Year ended 31.03.2003 Audited Rm
Retail turnover	1 994,9	1 815,5	9,9	3 880,6
Cost of turnover	1 165,2	1 061,9		2 282,6
Gross profit	829,7	753,6		1 598,0
Interest received (note 6)	77,5	60,5		127,8
Trading expenses (note 7)	(588,2)	(568,1)		(1 162,7)
Trading income	319,0	246,0	29,7	563,1
Dividends received	9,2	7,7		18,9
Operating income	328,2	253,7		582,0
Net finance charges	28,6	31,5		63,5
Net operating income	299,6	222,2	34,8	518,5
Goodwill written off*	3,2	2,4		5,3
Income before taxation	296,4	219,8	34,8	513,2
Taxation	88,7	63,3		148,2
Income after taxation	207,7	156,5		365,0
Minority interest	2,5	2,7		5,5
Income attributable to ordinary shareholders	205,2	153,8		359,5

RECONCILIATION OF ATTRIBUTABLE INCOME TO HEADLINE EARNINGS

Income attributable to ordinary shareholders	205,2	153,8		359,5
Goodwill written off*	3,2	2,4		5,3
Headline earnings	208,4	156,2	33,4	364,8

RECONCILIATION OF EARNINGS PER SHARE TO HEADLINE EARNINGS PER SHARE

Earnings per ordinary share (cents)	93,6	68,1		159,8
Goodwill written off per ordinary share (cents)	1,5	1,1		2,4
Headline earnings per ordinary share (cents)	95,1	69,2	37,4	162,2
Diluted earnings per ordinary share (cents)	89,8	67,3		157,7
Diluted headline earnings per ordinary share (cents)	91,2	68,3		160,0
Dividend per ordinary share (cents)	32,0	24,0	33,3	56,0
Dividend cover (times)	2,7	2,7		2,7

CONSOLIDATED BALANCE SHEET

	Sept. 2003 Unaudited Rm	Sept. 2002 Unaudited Rm	March 2003 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	297,6	265,4	286,0
Goodwill	24,0	19,8	24,6
Preference share investment	200,0	–	–
Loans	10,4	87,9	79,9
Loan debtors	167,4	184,4	117,8
Participation in export partnerships	229,1	252,1	246,4
	928,5	809,6	754,7
Current assets			
Inventory	603,7	608,2	599,3
Accounts receivable	1 633,7	1 371,5	1 543,9
Preference share investment	–	150,0	150,0
Loan debtors	311,1	228,7	310,2
Cash	25,2	31,3	27,2
	2 573,7	2 389,7	2 630,6
Total assets	3 502,2	3 199,3	3 385,3
EQUITY & LIABILITIES			
Capital and reserves	2 131,6	1 935,7	2 077,0
Minority interest	5,7	5,9	5,1
Non-current liabilities			
Interest bearing debt	257,4	372,0	347,4
Deferred taxation	158,4	185,1	167,3
	415,8	557,1	514,7
Current liabilities			
Short term loans	0,3	–	9,4
Accounts payable	679,9	522,0	560,4
Taxation	174,9	104,9	129,7
Provisions	94,0	73,7	89,0
	949,1	700,6	788,5
Total equity and liabilities	3 502,2	3 199,3	3 385,3

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	26 weeks ended 27.09.2003 Unaudited Rm	26 weeks ended 28.09.2002 Unaudited Rm	Year ended 31.03.2003 Audited Rm
Equity at the beginning of the period	2 077,0	1 830,1	1 830,1
AC133: Financial instruments adjustment	(9,9)	–	–
Restated equity at the beginning of the period	2 067,1	1 830,1	1 830,1
Acquisition of treasury shares from share trust	(83,7)	–	–
Earnings for the period	205,2	153,8	359,5
Dividends paid	(70,8)	(35,2)	(88,5)
Sale of treasury shares by share trust	28,5	–	–
Shares purchased by subsidiary	–	(13,0)	(24,5)
Unrealised (loss) gain on hedging instruments	(14,7)	–	0,4
Equity at the end of the period	2 131,6	1 935,7	2 077,0



SUPPLEMENTARY INFORMATION

Net ordinary shares in issue (millions)	221,3	224,8	223,6
Weighted average ordinary shares in issue (millions)	219,2	225,8	224,9
Tangible net asset value per ordinary share (cents)	952,1	852,1	917,6
Lease expenses	173,7	160,2	344,0

CONSOLIDATED CASH FLOW STATEMENT

	Sept. 2003 Unaudited Rm	Sept. 2002 Unaudited Rm	March 2003 Audited Rm
Cash flows from operating activities			
Operating profit before working capital changes	306,8	250,9	572,9
Increase in working capital	(1,4)	(7,7)	(117,5)
Cash generated by operations	305,4	243,2	455,4
Increase in loan debtors	(50,5)	(25,1)	(40,0)
Interest received	77,5	60,5	127,8
Net finance charges	(28,6)	(31,5)	(63,5)
Taxation	(52,4)	(23,5)	(101,3)
Dividend paid	(71,8)	(37,3)	(90,1)
Net cash inflows from operating activities	179,6	186,3	288,3
Cash flows from investing activities			
Purchase of fixed assets	(70,6)	(54,1)	(137,5)
Proceeds from sale of fixed assets	2,9	2,8	4,6
Decrease in participation in export partnerships	7,4	8,3	14,0
Decrease in loans	2,8	4,9	12,9
Shares purchased by subsidiary	–	(13,0)	(24,5)
Acquisition of additional interest in subsidiary	(3,5)	(13,1)	(24,6)
Net cash outflows from investing activities	(61,0)	(64,2)	(155,1)
Cash flows from financing activities			
Proceeds from sale of treasury shares by share trust	28,5	–	–
Decrease in interest bearing debt	(90,0)	(59,8)	(84,4)
Decrease in short-term loans	(9,1)	(57,8)	(48,4)
Net cash outflows from financing activities	(70,6)	(117,6)	(132,8)
Net increase in cash and cash equivalents during the period	48,0	4,5	0,4
Cash and cash equivalents at the beginning of the period	177,2	176,8	176,8
Cash and cash equivalents at the end of the period	225,2	181,3	177,2

NOTES

1. Accounting Policies - These financial statements have been prepared in accordance with South African Standards of Generally Accepted Accounting Practice. The principal accounting policies, as set out in the group's annual report for the year ended 31 March 2003, have been consistently applied throughout the six months under review, with the exception of:

* The effect of the adoption of AC133, and
* The consolidation of The Foschini Share Incentive Trust.

2. Adoption of AC133 - During the period under review the group changed its accounting policy in respect of its financial instruments to comply with AC 133 Financial Instruments: Recognition and measurement. In accordance with the adoption provisions of AC 133 an adjustment has been made to the group's reserves at the beginning of the period and no adjustment has been made to prior period figures. In order to comply with AC 133 the group has changed the valuation of its participation in export partnerships from a cost basis to amortised cost using the effective interest rate method. Gains and losses on effective cash flow hedging instruments in respect of firm commitments of forecast transactions are recognised directly in equity. Other than the above, the adoption of this statement has had no other material impact on the current earnings of the group.

3. Consolidation of the Share Incentive Trust - The group also changed its accounting policy in respect of the Share Incentive Trust. The change was effected in order to provide more appropriate presentation. The group now consolidates the share incentive trust and the shares owned by the trust are accounted for as treasury shares.

4. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.

5. Included in share capital are 16,9 (2002: 15,7) million shares, which were purchased by a subsidiary of the company, and 2,3 million shares, which are owned by the share incentive trust. These have been eliminated on consolidation.

	Sept. 2003 Unaudited Rm	Sept. 2002 Unaudited Rm	March 2003 Audited Rm
6. Interest received			
This comprises interest received on RCS Personal Finance loan debtors.	**77,5**	60,5	127,8
7. Trading expenses			
Depreciation	**(57,7)**	(59,4)	(116,8)
Employee costs	**(294,9)**	(271,4)	(601,3)
Occupancy costs	**(170,4)**	(154,4)	(319,9)
Restraint of trade payments	**–**	(22,0)	(37,1)
Other operating costs/income	**(65,2)**	(60,9)	(87,6)
	(588,2)	(568,1)	(1 162,7)

SEGMENTAL ANALYSIS

	Sept.2003 Unaudited Rm	Sept.2002 Unaudited Rm	March 2003 Audited Rm
Contribution to income after taxation			
Retail	**188,2**	144,6	333,3
RCS Personal Finance	**19,5**	11,9	31,7
Total	**207,7**	156,5	365,0
Total segment assets			
Retail	**3 015,0**	2 780,3	2 955,5
RCS Personal Finance	**487,2**	419,0	429,8
Total	**3 502,2**	3 199,3	3 385,3
Total segment liabilities			
Retail	**933,5**	947,9	920,7
RCS Personal Finance	**431,4**	309,8	382,5
Total	**1 364,9**	1 257,7	1 303,2

Segmental reporting has been limited to Retail and RCS Personal Finance as, in the opinion of the directors, all divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

COMMENT

GROUP OVERVIEW

As anticipated, compared to the previous year, trading for the first 6 months of this financial year was subdued, being achieved on the back of substantial growth in headline earnings per share of the last 2 years of 72,2% in 2002 and 84,5% in 2003.

For the first 6 months sales increased by 9,9% which, together with improved gross margins and tight control of expenses, resulted in net operating income increasing by 34,8%.

Headline earnings per share increased by 37,4% from 69,2 cents per share to 95,1 cents per share. The group's trading margin increased from 13,5% to 16,0%.

The group has continued to cover its dividend 2,7 times at the interim stage, and a dividend of 32 cents per share has been declared, an increase of 33,3%.

During this period the group opened 27 new stores across all divisions whilst at the same time closing 26. At the end of the period the group was trading out of 1 189 stores with a trading area of 321 434 square metres, an increase of 1,3% compared to the end of the last financial year.

Due to the group's strong cash generation, its already strong balance sheet has strengthened even further, with gearing reducing to 1,5% from last year's 9,9%.

Cash generated by operating activities for the half-year amounted to R305,4 million, which resulted in group total borrowings at the end of the period being reduced by R147,1 million.

TRADING DIVISIONS

Following on the strong sales growth achieved in the previous year, trading was, as expected, more challenging. Nonetheless, all divisions achieved their budgets. In the last few months of the winter period the tempo of business improved, and this improvement has continued into October. Sales and sales growths in the various divisions were as follows:

	No. of stores	Sales Rm	% Change
@home	23	72,4	61,2
Exact!	169	189,4	13,1
Foschini	335	832,2	5,2
Markhams	208	363,9	9,0
Jewellery Division	294	276,1	10,2
Sports Division	160	260,9	14,5
Total	1 189	1 994,9	9,9

The Foschini division, although achieving budget, experienced a more difficult winter season, trading against an extremely buoyant winter in 2002, where substantial full-price unit growth was achieved. The restructuring of this division continues to progress and trading for the second half of the year, being up against a lower prior year's base, should be at increased levels.

The Markhams division, trading against its historical higher base continued its pleasing performance.

Exact! continued with its very encouraging performance, whilst it continues with its relocation strategy into better shopping environments.

The Sports division, trading as Sport Scene and Totalsports, continued its impressive performance by growing its turnover 14,5% following on a strong 25,5% growth in the prior period.

Our Jewellery division, comprising American Swiss Jewellers and Sterns, performed beyond expectations with turnover growth of 10,2%. This division will continue to rationalise its store portfolio to further improve sales densities in the future.

Our @home division continued with its excellent performance, increasing its store base from 15 to 23 during this period and growing its turnover to R72,4 million from R44,9 million in the corresponding period. Further store expansion will continue aggressively and this division will be grown to approximately 45 stores as soon as possible.

CREDIT AND FINANCIAL SERVICES

Our retail debtors book, which amounts to R1 344,9 million increased by 11,0% on credit turnover growth of 10,93%, and remains conservatively valued. Cash sales as a percentage of total sales reduced from 28% to 27%.

RCS Personal Finance, our group's personal loans business, which selectively advances pre-approved loans in the main to qualifying customers of the group, continued with its growth in profitability and contributed a net surplus, after tax and minority interest, of R17,0 million compared to last year's R9,0 million. During the period under review, the group increased its shareholding in this division to 87,5%. Adequate provisions continue to be made on all loans advanced.

The RCS Cards Division, which offers credit to customers of merchants outside of the group, also performed well during the period under review. This division will become a more meaningful contributor to group profits in the future. The RCS card debtors book at the mid-year amounted to R153,4 million.

PROSPECTS

Turnover for the first 5 weeks of the second half is above budget, and at higher growth rates than in the first half. The lowering of interest rates, together with declining inflation, is already benefiting consumer confidence and should boost spending patterns in the latter part of our financial year.

The second half of the year is always heavily dependent on the level of Christmas trading, but we remain confident about this important trading period, and expect strong growth in the group's earnings for the full year.

PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend no. 134 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2004 has been declared, payable on 31 March 2004 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 26 March 2004.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 18 March 2004. Foschini Ltd preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 19 March 2004 and the record date, as indicated, will be Friday, 26 March 2004.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 19 March 2004 to Friday, 26 March 2004, both dates inclusive.

INTERIM ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared an interim ordinary dividend of 32 cents per ordinary share payable on Monday, 5 January 2004 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 2 January 2004.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Tuesday, 23 December 2003. Foschini Ltd ordinary shares will commence trading "ex" the dividend from the commencement of business on Wednesday, 24 December 2003 and the record date, as indicated, will be Friday, 2 January 2004.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Wednesday, 24 December 2003 to Friday, 2 January 2004, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

SIGNED ON BEHALF OF THE BOARD

E Osrin, Chairman D M Polak, Managing Director
6 November 2003

donna-claire FASHION IN SIZES 16-28 · FOSCHINI · MARKHAMS · RJL The sharp side of the edge. · exact! · STERNS FOR NOW·FOREVER · RCS retail credit solutions · Totalsports · TFG APPAREL SUPPLY COMPANY · AMERICAN SWISS YOU DESERVE IT · @home THE HOMEWARE STORE · fashion EXPRESS · sportscene

DIRECTORS: E Osrin (Chairman)*, D M Nurek (Deputy Chairman)*, Prof. F Abrahams*, S E Abrahams*, L F Bergman (Austrian)*, W V Cuba*, N H Goodwin*, M Lewis*, D M Polak, R Stein (*Non-Executive)
REGISTERED OFFICE: Stanley Lewis Centre, 340 Voortrekker Road, Parow East, 7500.
TRANSFER SECRETARIES: Computershare Ltd, Ground Floor, 70 Marshall Street, Johannesburg, 2001.
SPONSOR: UBS Corporate Finance South Africa (Pty) Ltd.
Visit our website at http://www.foschinigroup.com/